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                                                                  EXHIBIT 99.1


FOR IMMEDIATE RELEASE                                 LODGENET ENTERTAINMENT
October 21, 1996                                      Ann Parker
                                                      (605) 330-1330

                 TCI SATELLITE ENTERTAINMENT ACQUIRES EQUITY
                     IN LODGENET'S RESIDENTIAL SUBSIDIARY
                _____________________________________________
         TCI SATELLITE INVESTS $40 MILLION IN RESNET COMMUNICATIONS

     SIOUX FALLS, SD - LodgeNet Entertainment Corp. (NASD: LNET) and TCI Satellite Entertainment Inc. announced today that TCI Satellite has purchased an equity interest in LodgeNet's residential subsidiary, ResNet Communications, Inc. TCI Satellite has agreed to immediately acquire 4.99% of ResNet's common stock for $5.4 million. In addition, TCI Satellite will advance ResNet Communications, Inc. $34.6 million over the next five years, the proceeds of which to be used to purchase Ku-band satellite receiver equipment, in exchange for a note that will convert into a 36.99% equity interest in ResNet. ResNet installs and operates private cable television systems in apartment complexes throughout the United States.

      Under the agreement, ResNet will have long-term access to TCI Satellite's direct broadcast satellite (DBS) signals on a nationwide basis. TCI Satellite will also have the option to increase its ownership in ResNet by an additional 13.01%, exercisable after three years in return for an additional cash investment based upon the then fair market value of ResNet.

      "This agreement gives us each an optimal long-term competitive strategy for expansion in the large multifamily residential market," said Gary Howard, President and CEO of TCI Satellite. "By combining LodgeNet's proprietary B-LANsm (broadband local area network) technology with TCI Satellite's direct broadcast satellite network, we have a compelling integrated solution to offer apartment owners, operators and residents nationwide."

                                                                       -more-
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LodgeNet/TCI Satellite -2

     "Not only does this agreement validate our ResNet business plan and give us capital to expand into this market, ResNet's access to TCI Satellite's Ku-band technology also offers additional operating benefits," said LodgeNet President and CEO Tim C. Flynn. "This agreement will significantly reduce ResNet's capital costs and increase programming options for our subscribers. We can now use a smaller satellite dish and less expensive receiving and decoding equipment and have access to a larger variety of programming on a single transponder as compared to traditional C-band technology."

     TCI Satellite Entertainment, Inc. is the direct broadcast satellite subsidiary of Tele-Communications, Inc. (TCI). TCI recently announced that it will spin-off TCI Satellite Entertainment, Inc. to the holders of the company's TCI Group common stock. When the spin-off is complete, TCI Satellite Entertainment's assets and operations will include TCI's interest in PRIMESTAR Partners, L.P and TCI's business known as PRIMESTAR By TCI, which markets and distributes PRIMESTAR equipment and programming for TCI. The spin-off is anticipated to be completed in the fourth quarter of this year.

     LodgeNet Entertainment Corporation is a specialized communications company that, through its proprietary B-LAN (broadband local area network) technology, provides video on-demand, network-based video games, PRIMESTAR digital basic and premium television systems and programming, as well as other interactive, multimedia entertainment and information services. The Company is the second largest provider of such services to the lodging market and also operates ResNet Communications, a subsidiary, which provides similar services in multi-family residential complexes throughout the United States.

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